SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: February 2021 (Report No. 4)

Commission file number: 001-37600

NANO DIMENSION LTD.
(Translation of registrant’s name into English)

2 Ilan Ramon
Ness Ziona 7403635 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Results of the Extraordinary General Meeting of Shareholders

On February 15, 2021, Nano Dimension Ltd. (the “Company”) convened an Extraordinary General Meeting of Shareholders (the “Meeting”).

The Meeting was called for the following purpose:

Proposal No. 1	To increase the Company’s registered share capital and to amend and restate the Company’s Amended and Restated Articles of Association to reflect the same.

The Meeting was adjourned for a half hour due to lack of quorum. At the re-convened Meeting, a quorum was present and the shareholders of the Company approved the sole agenda item to approve an increase to the Company’s authorized share capital by NIS 1,250,000,000. Accordingly, after giving effect to the foregoing increase of share capital, the authorized share capital of the Company is NIS 2,500,000,000 divided into 500,000,000 Ordinary Shares, par value NIS 5.00 each.

Articles of Association

Attached hereto as Exhibit 99.1 is the Company’s Amended and Restated Articles of Association, which reflects the approval of Proposal No. 1 above.

This Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-233905, 333-251155 and 333-252848) and Form S-8 (File No. 333-214520 and 333-248419) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Amended and Restated Articles of Association of Nano Dimension Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: February 16, 2021	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

2